July 27, 2016

Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission		via electronic filing
100 F Street, N.E.
Washington, DC 20549

Re:	Vanguard Tax-Managed Funds (the “Trust”)
File No. 33-53683
Post-Effective Amendment Number 61

Dear Mr. Parachkevov,

This letter responds to your comments provided on July 19, 2016, on the above referenced post-effective amendment. The comments apply to Vanguard Developed Markets Index Fund (the “Fund”).

Comment 1:	Prospectus – Principal Risks
Comment:	Please include small- and mid-cap risk in the Principal Risk section.

Response:	We confirm that mid- and small-cap risk was included in the principal risk disclosure as a subset of investment style risk starting with Post-Effective Amendment Number 59 in response to prior staff comments.

Comment 2:	Prospectus – Average Annual Total Returns Table
Comment:	Please include the new target index in the Average Annual Total Returns table.

Response:	Item 4(b)(2) of Form N-1A requires performance data as of the most recently completed calendar year. As the Fund did not change to its new target index until after December
31, 2015, performance data for the new target index will be included in the post-effective amendment filed after December 31, 2016.

Asen Parachkevov, Esq.
July 27, 2016

Comment 3:	Prospectus – More on the Fund
Comment:	The 80% policy states that “the Fund will invest at least 80% of its assets in the stocks that make up its target index.” Please confirm why the 80% policy does not state that the
Fund will invest at least 80% of its assets in developed markets.

Response:	We have reviewed our disclosure and determined that we comply with Rule 35d-1 by disclosing a policy of investing at least 80% of an index fund’s assets in the securities that make up its target index. This policy is consistent with the staff’s guidance that index funds are expected to invest their assets in the investments “connoted by the applicable index.” See Investment Company Names, Investment Company Act Release
No. 24828 (Jan. 17, 2001) 66 FR 8509, 8511 n. 15 (Feb. 1, 2001), correction 66 FR
14828 (Mar. 14, 2001).

Comment 4:	Prospectus—Average Annual Total Returns table
Comment:	In response to Item 4, please add a footnote that cross-references the descriptions of the indexes in the Glossary.

Response:	Form N-1A General Instruction C.3.(a) states that a registrant may only disclose information required by Items 2 through 8 in numerical order at the front of the prospectus. Furthermore, General Instruction C.2.(a) advises registrants that cross-
references should be avoided. Additionally, adding a cross reference would be inconsistent with leveraging the information in Item 4 as part of a summary prospectus.

Comment 5:	Tandy Requirements
As required by the SEC, each Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-8439 with any questions or comments regarding the above response. Thank you.

Sincerely,

Christyn L. Rossman
Associate Counsel
The Vanguard Group, Inc.